UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 11, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT UNDER THE SECURITIES EXCHANGE ACT OF 1934

Iteris, Inc.

File No. 001-08762 - CF# 26325

Iteris, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on February 14, 2011

Based on representations by Iteris, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 2.1	through August 19, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel